

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2009

<u>Via Facsimile (212) 728-9267 and U.S. Mail</u>
Michael Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re:** **PHH Corporation, Inc.**
> **Definitive Soliciting Materials filed on Schedule 14A filed on May 20, 2009 by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Windward Fund, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian File No. 1-07797**
>
> **Amendment No. 9 to Schedule 13/D filed by Alan Fournier and Pennant Capital Management LLC on March 9, 2009 File No. 5-13543**

Dear Mr. Schwartz:

      We have conducted a limited review of the filings listed above and have the following comments.

<u>General</u>

1.   We refer you to comment 27 of our letter dated April 22, 2009 and comment 8 of our letter dated May 1, 2009. We disagree with the conclusions set forth in your responses. Given the fact that Mr. Fournier and Pennant Capital have continuously reported in the aggregate, shares over which Mr. Fournier <u>through</u> Pennant GP exercises voting and investment control on Schedule 13D, it would appear that the onshore and offshore Pennant entities, their investment advisors/managers and Mr. Fournier act together and are making a single filing to report all shares owned amongst such persons.   Refer to

Rules 13d-5 and 13d-1(k). Please revise your Schedule 13D filings to include as filing persons each of the offshore and onshore funds and Pennant GP.

Soliciting Materials filed 5-20-09

2.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. While you may highlight the disagreements you have with the way the PHH Board has drawn comparisons between your nominees and their nominees, in future filings, avoid assertions that the PHH Board is engaged in "character assassination."

3.   Further to our prior comment. You reference in the press release "unbelievable" assertions and "inappropriate comparisons" that PHH has made. Your statements could be read to imply that the PHH Board is attempting to mislead shareholders. In future filings revise to delete or provide a sufficient basis for your assertions in the document.

Soliciting Materials filed 5-20-09

Urgency of this Vote, page 4

4.   You disclose that "without meaningful improvements…PHH's stock could potentially revisit such low valuations…" We refer you to Rule 14a-9(a). Provide us with the basis for such predictions. Also, please confirm that in future filings you will avoid statements that are attempts to predict future market values.

5.   To the extent that you include the announcement of your nominees amongst the list of factors that could have potentially resulted in the improvement of PHH's stock performance recently, in future filings, please set forth support for your assertion and revise to clarify that there is not necessarily any co-relation between the announcement of your nominees and the stock's performance.

6.   In future filings emphasize the fact that your nominees, even if elected, would constitute a minority of the board and there can be no assurances that you would be able to accomplish any changes to the current business model and operations of the company.

Soliciting Materials filed June 3, 2009

7.   Please provide us with the June 1, 2009 RiskMetrics report you reference.

<u>Closing Comments</u>

        As appropriate, please respond promptly to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers and Acquisitions